O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: AFINERMAN@OLSHANLAW.COM
DIRECT DIAL: 212-451-2289

October 8, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Schedule 13E-3 filed by Xstelos Holdings, Inc. and Jonathan M. Couchman
Filed August 28, 2013
File No. 005-86816
Preliminary Proxy Statement on Schedule 14A
Filed August 28, 2013 File No. 000-54646

Dear Mr. Duchovny:

On behalf of Xstelos Holdings, Inc. (the “Company”), we acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 24, 2013 (the “Staff Letter”) with regard to the Company’s and Mr. Jonathan M. Couchman’s Schedule 13E-3 and the Company’s Preliminary Proxy Statement on Schedule 14A.  We have reviewed the Staff Letter with the Company and Mr. Couchman and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.

Schedule 13E-3

1.
We note that each of your officers and directors will continue in those capacities following the transaction and are “collectively” your affiliates, but that only Mr. Couchman is a “filing person.”  Please provide your analysis as to whether your other directors are engaged in this going-private transaction.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 8, 2013

We respectfully acknowledge the Staff’s comment and note that in Section II. D. 3 of the Commission’s Current Issue Outline dated November 14, 2000, the Staff has pronounced that two issues may be raised when determining the “filing person” status and examining the facts and circumstances of the proposed transaction:  First, what entities or persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1); and Second, whether those affiliates are deemed to be engaged in the proposed transaction.

Although each of Messrs. Finerman and Scheiwe may be deemed to be an affiliate, the Company does not believe that either of Messrs. Finerman or Scheiwe are individually or collectively engaged in the Reverse/Forward Stock Split.  The Company believes that an affiliate is engaged in a going-private transaction if, among other things, the affiliate will ultimately hold a material amount of the issuer’s equity securities upon consummation of the transaction and that the affiliate will be in a new position to “control” the Company.  Such circumstances typically involve mergers where management of the issuer become significant shareholders of the surviving corporation as a result of the proposed transaction and occupy seats on the board of  directors of the surviving corporation.  Also, the Staff’s interpretation focuses on transactions with third parties such as a merger transaction or other change of control transactions.  Here, the decision to propose the Reverse/Forward Stock Split was a decision by the Company alone and the transaction does not involve a third party or a change of control.  As described in the Proxy Statement, the primary purpose of the transaction is to eliminate the Company’s expenses with respect to being a public company and thereby also provide management with significant timesavings to operate the Company’s business.  The Board of Directors of the Company also believes that the Reverse/Forward Stock Split will not affect holders of Common Stock differently on the basis of affiliate status.

Moreover, in the case at hand, Messrs. Finerman and Scheiwe are currently members of the Board of Directors of the Company and own 1.7% and less than 1% of the Company’s securities, respectively, and following the Reverse/Forward Stock Split will own 1.8% and less than 1% of the Company’s Securities, respectively.  Neither will be in a new position to “control” the Company as a result of the Reverse/Forward Stock Split because their stockholdings in the Company will only increase by approximately less than one percent of the outstanding shares of Common Stock.  Because the beneficial ownership of each of Messrs. Finerman and Scheiwe will not change significantly as a result of the Reverse/Forward Stock Split, the Company does not believe that they are engaged in the going-private transaction.  Mr. Couchman, on the other hand, beneficially owns approximately 50.7% of the shares, and actually owns approximately 45.58% of the outstanding shares, providing him with control of the Company as a stockholder.

Moreover, there is no intention to change the composition of the Company’s Board of Directors.

Accordingly, the Company takes the position that neither of Messrs. Finerman nor Scheiwe should be a filing person on the Schedule 13E-3.

October 8, 2013

2.
Please revise to include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to your directors and officers.  See General Instruction C to Schedule 13E-3.  You also need to disclose such information with respect to Mr. Couchman, if not already disclosed as a result of his being a “filing person.”  As one example only, please revise to provide the disclosure required by Item 1003(c) of Regulation M-A with respect to Mr. Couchman and your current directors.

We respectfully acknowledge the Staff’s comment and have revised to include the information required by Items 3, 5, 6, 10 and 11 of Schedule 13E-3 with respect to the Company’s directors and officer.

Preliminary Proxy Statement on Schedule 14A

3.	Please revise the cover page of the proxy statement to clearly mark it as “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

We respectfully acknowledge the Staff’s comment and have clearly marked the cover page to clearly state “Preliminary Proxy.”

4.	Please fill in all blanks and remove all brackets throughout the proxy statement.

We respectfully acknowledge the Staff’s comment and hereby indicate that the blanks in the Preliminary Proxy Statement relate to the Record Date of the Special Stockholder Meeting, the date of the Special Stockholder Meeting, the time of the Special Meeting, the amount of shares outstanding as of the Record Date of the Special Stockholder Meeting and the amount to be paid following the Reverse Stock Split.  Such dates and amounts have not yet been determined and will be filled in upon final determination of dates and amounts.

Introduction, page 1

5.
Please revise to disclose prominently the number and percentage of shares held by your affiliates who have informed you that they intend to vote in favor of the proposals.  Also compare that number and percentage with the amount required to approve the proposals.  In this respect, revise throughout the proxy statement the disclosure relating to Mr. Couchman’s holdings to state the shares he owns of record (i.e., shares that may be voted) wherever the discussion relates to the proposals as opposed to merely his beneficial ownership.  We note that it appears Mr. Couchman will be able to vote less than 50% of the shares outstanding unless he exercises his option.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy Statement to prominently disclose the number of shares held by affiliates who have informed the Company that they intend to vote in favor of the proposals and the amount of shares Mr. Couchman is able to vote at the Special Meeting of Stockholders.

October 8, 2013

Summary of Terms of Reverse/Forward Stock Split, page 2

6.
Refer to the first bullet point on page 3.  The disclosure provided pursuant to Regulation M-A Item 1014 must state the fairness determination by each filing person to unaffiliated security holders, not “all” shareholders.  Please revise here and throughout your document.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to state their fairness determination to each unaffiliated stockholders.

7.
Your disclosures in the second bullet point on page 3 and page 32 indicate that the company did not receive a report, opinion or appraisal covered by Item 1015 of Regulation M-A.  Expand to disclose whether any affiliate received a report, opinion or appraisal.  Please also revise these disclosures to clarify, if true, that no report, opinion or appraisal was obtained “materially related to the 13E-3 transaction,” not merely the “fairness” of the transaction.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to state that no affiliate has received a report, opinion or appraisal materially related to the Schedule 13E-3 transaction.

8.
We note the disclosure on page 5 that your directors and executive officers are “collectively” considered to be your affiliates.  Please revise to clarify here and elsewhere that each is individually considered to be your affiliate.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to clarify that each director and executive officer is individually considered an affiliate.

Questions and Answers, page 5

9.
We note from the second bullet point on page 6 that the amount shareholders will receive will be “at a premium to the current market price.”  To the extent the market price increases above $1.37, please clarify your intentions to pay a higher amount or go forward with the transaction at the current price.  If you intend to go forward with the transaction regardless of the current market price, please revise the Summary Terms section to highlight this fact.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to clarify that the transaction will go forward at the current price and have revised the Summary terms to highlight this fact.

10.	Please revise the first Q&A on page 7 to describe the “tangible and intangible” cost savings to you in connection with this transaction.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to describe the “tangible and intangible” cost savings to the Company.

October 8, 2013

Special Factors

Structure of the Reverse/Forward Stock Split, page 9

11.
Refer to the fourth paragraph in this section on page 9.  Revise to state whether you believe that nominees will follow your instruction to treat security holders holding shares through a nominee in the same manner as security holders holding shares of record.

We respectfully acknowledge the Staff’s comment and have disclosed that the Company does not know how nominees will follow our instructions.

12.
On a related note, revise your disclosure to address the possibility that security holders holding through a nominee may be unaware of whether his or her nominee holds sufficient shares so as to enable the shareholder to remain as a security holder after the reverse split and describe what alternative arrangements those holders may make.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to address the possibility that stockholders holding through a nominee may be unaware whether his or her nominee holds sufficient shares so as to enable the stockholder to remain a stockholder after the Reverse Stock Split and have described alternative arrangements for such stockholders.

Reasons for and Purposes of the Reverse/Forward Stock Split, page 11

13.	Please revise to describe which “regulatory reforms” you are referencing in the first sentence on page 13.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to delete the reference to “regulatory reforms.”

Background of the Reverse/Forward Stock Split, page 14

14.
Please revise your disclosure on page 17 to more specifically describe the company’s initial decision to explore going private.  From your disclosure, the meeting on August 13, 2013 appears to have been the first time the board considered this course of action.  Expand to identify the parties involved, who proposed each of the strategic alternatives you mention and the Reverse/Forward Stock Split and any material negotiations or discussions that ensued, including the discussion relating to whether to retain a financial advisor and the ratio selected.  Ensure your revised disclosure explains how your independent directors were “actively involved,” as mentioned on page 3.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to further describe the background of decision of going private transaction, including the fact that numerous informal discussions occurred between Board members related to the going private transaction.

October 8, 2013

15.
Please revise to clarify why you are undertaking this transaction at this time as opposed to any other time, particularly in light of your statements on page 30 regarding the ongoing potential value of your assets.  Also, while we note the $242,000 estimated cost savings from deregistration, it appears that such amount represents less than 3% of your operating expenses for your most recently completed fiscal year.  Please expand to discuss how you considered the magnitude of these savings relative to your overall expenses and decision to proceed with the transaction anyway.  See Item 1013(c) of Regulation M-A.  We also note that many of the reasons stated have been in place for years.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to further describe the background of decision of going private and the timing of such decision.

16.
Please revise your disclosure on page 17 to clarify the advantages and disadvantages of the strategic alternatives you considered and why those alternatives were rejected.  Your current disclosure on page 16 indicates that the same alternatives you mention as part of your August 13 meeting were considered at a different time and in a different context.  See Item 1013(b) of Regulation M-A.  Please also disclose whether you considered an alternative stock split ratio that would have enabled some unaffiliated security holders to retain an ownership interest in your company while still sufficiently reducing the total number of security holders so that you may seek to terminate your Exchange Act reporting obligations.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to clarify the advantages and disadvantages of the strategic alternatives that were considered.

17.	Please explain the reference to “going dark” on page 17 in the context of a going private transaction.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to delete the reference to going dark.

18.
We note that appraisal rights are not available in connection with this transaction.  Discuss whether this was a factor in setting the structure of this going private transaction.  That is, how did the board consider the lack of appraisal rights in choosing the method by which to take the company private?  Would appraisal rights have been available had you chosen a different means?

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to discuss factors considered with respect to appraisal rights.

October 8, 2013

19.
Please provide more details about how you arrived at the price per share to be paid, the premium and the methodology selected.  For example, clarify what factors were considered by the board in setting the 5% premium and how those factors relate to the premium selected.  Please also discuss why the board concluded that historical market price was a better indicator than closing price as of a specified date and why and how the 20-day trailing closing average method was selected.  As part of that discussion, address why historical prices beyond 20 days were not considered.  In this regard, we note from your disclosure on page 8 that such prices were substantially higher than more recent prices.  Please also refer to comment 22 below, which addresses your disclosure obligations related to consideration of the factors in Instruction 2 to Item 1014 of Regulation M-A.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to clarify and provide additional details as to how the price per share was selected.

20.	Please clarify how the disclosures in (2) and (3) of the second and third paragraphs on page 19 support the conclusions expressed in those paragraphs.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to delete the disclosures in (2) and (3) of the second and third paragraphs on page 19.

21.
Please revise to clarify why the board did not consider “going concern value” as material or relevant, in light of your statements under liquidation value.  Specifically, your disclosure indicates that the board did not consider going concern value because historical price value was “reasonably accurate,” yet your disclosure indicates that going concern value was also accurate.  Please also revise to clarify why the board did not believe the “comparable sale transaction” value was material or relevant.  Your disclosure suggests that such value may not be accurate, but it is unclear how you reached that conclusion given that it appears you did not obtain or calculate such a value.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to clarify why the Board did not consider “going concern value” and “comparable sale transactions” as material or relevant.

22.
We note the discussion of the factors the board considered.  Please expand to address the factor in (iii) of Instruction 2 to Item 1014 of Regulation M-A and how it relates to the fairness determination.  If this factor was considered not material or disregarded despite being material, please discuss why the factor was disregarded or deemed immaterial.  Also, if this factor indicated a higher value than the amount to be paid to the unaffiliated security holders, as indicated by your disclosure on page 45, your discussion should address that difference and include a statement as to the basis for the belief than the transaction is fair despite the difference in value.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to include additional disclosure related to the factor in (iii) of Instruction 2 of Item 1014 of Regulation MA.

October 8, 2013

Effects of the Reverse Stock Split, page 20

23.
Please revise to disclose the effects on unaffiliated security holders, including the tax consequences.  See Item 1013(d) of Regulation M-A.  Also, if your affiliates will not pay taxes in connection with this transaction, please highlight that fact here, page 24 and in the summary term sheet.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to disclose the effects on unaffiliated security holders, including tax consequences and to disclose that affiliated stockholders will not be required to pay taxes in solely connection with the Reverse/Forward stock Split.

24.	Please provide the dollar amount and percentage disclosure required by Instruction 3 to Item 1013 of Regulation M-A (page 24).

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to provide the dollar amount and percentage disclosure required by Instruction 3 to Item 1013 of Regulation MA.

Procedural Fairness, page 32

25.
We note your disclosure of the reasons for not obtaining any opinion from a financial advisor, not designating an unaffiliated representative to act solely on behalf of the unaffiliated security holders, and not structuring the transaction to require the approval of unaffiliated security holders.  Please explain why, in light of these determinations and the fact that your affiliates beneficially own more than 50% of your outstanding shares and intend to vote for the Reverse/Forward Stock Split, you still believe the transaction is procedurally fair to unaffiliated security holders.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman believe that for the following reasons the transaction is procedurally fair to unaffiliated stockholders:

•
The Board believes that in thoroughly discussing the transaction, first on an informal basis over a period of more than a year and then at a special meeting of directors, there was a process in place to diligently review and approve the transaction.

•
Although all directors and executive officers of the Company, which individually are each an affiliate, intend to vote for the Reverse/Forward Stock Split resulting in 11,547,193 shares of the Company’s issued and outstanding shares of Common Stock or 47.57% of the required vote to approve the Reverse/Forward Stock Split, voting in favor of such proposals, the Reverse/Forward Stock Split also needs to be approved by some of the unaffiliated stockholders to reach the greater than 50% of the issued and outstanding shares of Common Stock approval required under Delaware law.

October 8, 2013

•
Because the Company was required to file the Preliminary Proxy Statement and Schedule 13E-3 information Statement publicly with the SEC and because following clearance from the SEC, disclosure will be mailed to stockholders prior to the Special Meeting of Stockholders, and upon approval the filing of the amendments to the Certificate of Incorporation with the state of Delaware, Stockholders have ample opportunity to purchase shares in the market to increase their shareholdings  to in excess of 2,000 shares if they wish to remain stockholders.  The Company notes that although the Preliminary Proxy was originally filed on August 28, 2013 making the plans and ratio of the Reverse/Forward Stock Split publicly available, there has been no significant uptick in the volume of the stock, suggesting that there are not many stockholders holding less than 2,000 shares interested in increasing their stockholdings and preventing being cashed out following the Reverse/Forward Stock Split.

26.
We note your disclosure in the first paragraph that suggests security holders may buy or sell shares if they desire to remain holders or not, respectively.  We also note your disclosure elsewhere that states the trading volume of your shares is very low.  Please reconcile these statements.

We respectfully acknowledge the Staff’s comment and we have revised the sentence in the first paragraph in the section entitled “Procedural Fairness to All Affiliated and Unaffiliated Stockholders” to reflect the limited trading market of the Company’s stock.  In addition, we advise the Staff that the last two sentences in this paragraph further address the potential difficulty in acquiring the Company’s stock.  Further, we believe that those stockholders who wish to remain stockholders following the Reverse/Forward Stock Split may purchase additional shares prior to such time, if they are willing to pay for such additional shares, as there is a trading market for such shares, although limited.

27.
We note your disclosure in the second paragraph that the independent board members were “actively involved in the Board’s review” of the transaction.  We are unable to find any description of such active involvement in your proxy statement.  Please revise.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to further describe the active involvement of the Board’s independent board members, specifically, the numerous informal discussions amongst Board members related to the advantages and disadvantages of the Going Private transaction.

28.
The first paragraph on page 33 references “several reasons” but only one is listed.  Please reconcile.  Please also clarify how you reached your conclusion about no “additional protection,” given that it appears subject to significant assumptions regarding the interests of continuing stockholders and how they intend to vote.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to reconcile the number of reasons listed set forth in the first paragraph on page 33 and to clarify how the conclusion related to no “additional protections” were reached.

October 8, 2013

29.
Please clarify the meaning of the second sentence of the second paragraph on page 33.  It is unclear how the second part of that sentence relates to the first part or to the disclosure required by Item 1013(d) of Regulation M-A.  Please also clarify the “structural fairness” and “safeguards” mentioned in the fourth paragraph and how they relate to the board’s conclusion.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to delete the second sentence of the second paragraph on page 33 and clarified the “structural fairness” and “safeguards” mentioned in the fourth paragraph..

Fairness Determination by Jonathan M. Couchman, page 34

30.
Each filing person must individually comply with the requirements of Schedule 13E-3.  Therefore, please revise to disclose Mr. Couchman’s purposes and reasons for the transaction and alternatives he considered.  If those purposes, reasons and alternatives are the same as the company, please revise accordingly.  Also, if the board’s analysis and conclusions regarding fairness of the transaction is being expressly adopted by Mr. Couchman, and the board did not consider all the factors listed in paragraphs (c), (d) and (e) and Instruction 2 to Item 1014 of Regulation M-A, he should discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed relevant or material.  Please also refer to comment 15 above.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to disclose Mr. Couchman’s purposes and reasons for the transaction and alternatives he considered.

Regulatory Approvals, page 40

31.
Your disclosure here indicates that approval of a majority of outstanding shares “has been obtained.”  Please tell us how such approval was obtained consistent with Exchange Act Section 14(a) and Regulation 14A.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to remove the reference to the fact that the approval of a majority of outstanding shares “has been obtained,” as neither the Company nor Mr. Couchman has solicited or received such approval.

October 8, 2013

Financing of the Reverse/Forward Stock Split, page 42

32.	If you do not have alternative financing plans or arrangements, please revise to state so directly. See Item 1007(b) of Regulation M-A.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to include a sentence under the section entitled “Financing of the Reverse/Forward Stock Split” indicating that neither the Company nor Mr. Couchman have any alternative financing arrangements or plans.

Conduct of the Company’s Business, page 42

33.
It appears the last paragraph of this section provides disclosure in response to Item 1006(c) of Regulation M-A, but the disclosure included deviates from that specified in the regulation.  For example, your disclosure refers to a transfer of “substantially all of our assets” whereas Item 1006(c)(2) refers to transfers of a “material amount” of assets.  Please revise to be consistent with Item 1006(c).

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to revise the last paragraph under the section entitled “Conduct of the Company’s Business after the Reverse/Forward Stock Split” to be consistent with Item 1006(c).

Voting of Proxies, page 49

34.	Please reconcile the reference to “director nominees” with the nature of the proposals included in your document.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to delete the sentence and all references to “director nominees.”

Exchange of Certificates, page 52

35.	Please reconcile your disclosure here regarding the need to issue new certificates with your disclosure in the penultimate bullet on page 3 and last sentence of the first paragraph on page 18.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to delete the paragraph entitled “Exchange of Certificates” on page 52 in its entirety and replaced it with disclosure related to the fact that no exchange of certificates is required.

Incorporation of Certain Documents by Reference, page 55

36.	Please tell us the reasons for the duplication in (ii) and (iii) on this page and the penultimate paragraph on page 50.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to revise (ii) under “Incorporation of Certain Documents by Reference” and the reference under “General Information About the Special Meeting – Certain Financial Information” to refer to “the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013.”

October 8, 2013

Annexes

37.	Please correct the seemingly erroneous reference to “five thousand” in the last paragraph of page A-1-1, or advise.

We respectfully acknowledge the Staff’s comment and the Company and Mr. Couchman have revised the Preliminary Proxy to revise the reference from “five thousand” to “two thousand.”

Attached as Exhibit A hereto is a letter from the Company and Mr. Couchman containing the acknowledgments requested at the conclusion of the Staff Letter.  We would be pleased to answer any questions you may have with regard to the Company’s responses to the Staff Letter. Please direct any such questions to the undersigned by telephone at (212) 451-2289, by email at afinerman@olshanlaw.com or by facsimile at (212) 451-2222. Thank you for your assistance.

 Sincerely,

/s/ Adam W. Finerman

Adam W. Finerman

Cc: Jonathan M. Couchman

O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL: AFINERMAN@OLSHANLAW.COM
DIRECT DIAL: 212-451-2289

EXHIBIT A

Xstelos Holdings, Inc.
630 Fifth Avenue, Suite 2260
New York, New York 10020

October 8, 2013

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Xstelos Holdings, Inc.
Schedule 13E-3 filed by Xstelos Holdings, Inc. and Jonathan M. Couchman
Filed August 28, 2013
File No. 005-86816
Preliminary Proxy Statement on Schedule 14A
Filed August 28, 2013 File No. 000-54646

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Securities and Exchange Commission (the “Commission”) dated September 24, 2013, with regard to the above-referenced filing.  Each of myself and Xstelos Holdings, Inc. (the “Company”) acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 8, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jonathan M. Couchman
Jonathan M. Couchman

XSTELOS HOLDINGS, INC.

By:	/s/ Jonathan M. Couchman
Name:	Jonathan M. Couchman
Title:	President, Chief Executive Officer, and Chief Financial Officer